Exhibit 12.1
Prestige Brands Holdings, Inc.
Computation of Ratio of Earnings to Fixed Charges
(dollars in thousands)

	2011		2010		2009	2008		2007

Income (loss) from continuing operations before income taxes	$48,528		$52,734		$(200,420)	$49,583		$49,172
Fixed charges	27,589		23,184		28,781	38,265		40,664

Earnings (loss) available for fixed charges	$76,117		$75,918		$(171,639)	$87,848		$89,836

Interest expense on long term debt	$25,573		$21,021		$26,431	$35,920		$38,330
Capitalized fees on long term debt	1,745		1,915		2,148	2,148		2,148
Estimated interest on rent expense (b)	271		248		202	197		186

Total Fixed Charges	$27,589		$23,184		$28,781	$38,265		$40,664

Ratio of Earnings to Fixed Charges	2.76	x	3.27	x	(a)	2.3	x	2.21	x

(a)
For the year ended March 31, 2009, earnings were insufficient to cover fixed charges primarily due to a non-cash impairment charge against goodwill and intangible assets of $249 million. The deficiency for the year ended March 31, 2009 required to restore the ratio to 1:1 was $200,420.

(b)	For the purpose of calculating interest on rent expense the company used a reasonable approximation of the interest factor.